UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FOUR SEASONS HOTELS INC.

____________________________________________________

(Name of Issuer)

Limited Voting Shares

_____________________________________________________

(Title of Class of Securities)

35100E104

______________________________________________________

(CUSIP Number)

HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

c/o Kingdom Holding Company

Kingdom Centre – Floor 66

P.O. Box 2

Riyadh 11321

Kingdom of Saudi Arabia

011-966-1-211-1111

_______________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Bruce W. Gilchrist, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 20004

(202) 637-5600

November 3, 2006

____________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 35100E104
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Kingdom of Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,389,182 Limited Voting Shares
	8	Shared Voting Power 179,322 Limited Voting Shares
	9	Sole Dispositive Power 7,389,182 Limited Voting Shares
	10	Shared Dispositive Power 179,322 Limited Voting Shares
11		Aggregate Amount Beneficially Owned by Each Reporting Person 7,568,504 Limited Voting Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 23%
14		Type of Reporting Person (See Instructions) IN

CUSIP No. 35100E104
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kingdom Investments, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Barbados
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,389,182 Limited Voting Shares
	8	Shared Voting Power None
	9	Sole Dispositive Power 7,389,182 Limited Voting Shares
	10	Shared Dispositive Power None
11		Aggregate Amount Beneficially Owned by Each Reporting Person 7,389,182 Limited Voting Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 22%
14		Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Limited Voting Shares of the Four Seasons Hotels Inc., an Ontario, Canada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8.

Item 2.	Identity and Background

HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud (“HRH”) is a citizen of the Kingdom of Saudi Arabia and a private investor. His offices are located at c/o Kingdom Holding Company, Kingdom Centre, Floor 66, P.O. Box 2, Riyadh, 11321, Kingdom of Saudi Arabia. During the past five years, neither of the Reporting Persons (as defined below) has been convicted in any criminal proceeding or has been, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement also is being filed by Kingdom Investments, Inc., a corporation organized under the laws of Barbados (“Kingdom Investments” and together with HRH the “Reporting Persons”). Kingdom Investments’ registered office address is Worthing Corporate Centre, Worthing Main Road, Christ Church BB15008, Barbados. Kingdom Investments is an indirect wholly-owned subsidiary of Kingdom Hotels International, a Cayman Islands company (“Kingdom Hotels”), which is owned jointly by Kingdom 5-KR-132 Ltd. (“KR-132”), and Kingdom 5-KR-131 Ltd. (“KR-131”), both of which are Cayman Islands companies. KR-131 is a wholly-owned subsidiary of KR-132, which, in turn, is wholly-owned by The Kingdom Trust. The Kingdom Trust is a Cayman Islands trust, for the benefit of HRH and his family. Under the terms of The Kingdom Trust, HRH has the power to appoint a majority of the directors of KR-132 and, through this power, has the power to appoint a majority of the directors of Kingdom Hotels. HRH is the sole director of Kingdom Hotels. Kingdom Hotels, through its wholly-owned subsidiaries, Kingdom 5-KR-5 Ltd. and Kingdom Holdings, Inc., both of which are Barbados corporations, has the ability to appoint a majority of the board of directors of Kingdom Investments. The directors of Kingdom Investments are Saleh Al Ghoul (whose business address is c/o Kingdom Holding Company, Kingdom Centre, Floor 66, P.O. Box 2, Riyadh, 11321, Kingdom of Saudi Arabia), Charles S. Henry (whose business address is c/o Hotel Capital Advisers, Inc., 60 East 42nd Street, Suite 962, New York, NY 10165) and Oswald H.D. O’Sehmo (whose business address is Worthing Corporate Centre, Worthing Main Road, Christ Church BB15008, Barbados). Kingdom Investments is managed by its board of directors and has one executive officer, Mr. Henry, who is its president.

As described under Item 4, on November 3, 2006, Kingdom Hotels entered into an agreement with Isadore Sharp, the Chairman of the Board, Chief Executive Officer and controlling shareholder of the Issuer, Triples Holdings Limited, which is Mr. Sharp’s family holding company (“Triples”), and Cascade Investment L.L.C., which is a private investment entity owned by William H. Gates, III (“Cascade”) pursuant to which they have agreed to jointly pursue the acquisition of the Issuer. As a result of this agreement, the Reporting Persons, Mr. Sharp, Triples and Cascade may be deemed to have formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13d-5(b)(1) promulgated thereunder.

Item 3.	Source and Amount of Funds or Other Consideration

Kingdom Investments has owned the Limited Voting Shares since 1994 and originally acquired those securities with its own funds through a tender offer and by purchase from Triples. For information with respect to the funding of the proposed acquisition of all the outstanding Limited Voting Shares, please see Item 4 of this Schedule 13D.

Item 4.	Purpose of Transaction

On November 3, 2006, Kingdom Hotels, Mr. Sharp, Triples and Cascade (together, the “Investors”) entered into a Funding and Cooperation Agreement, pursuant to which (i) the Investors agreed to submit a proposal regarding, and cooperate with respect to, the proposed acquisition of the Issuer (the “Proposal”), (ii) the Investors agreed to contribute a total of 8,105,032 Limited Voting Shares and 3,725,698 Variable Multiple Voting Shares of the Issuer to the acquiring entity, (iii) Cascade and Kingdom Hotels agreed to provide funds for the Proposal, (iv) the Investors agreed that all decisions regarding the Proposal shall be made jointly by Cascade and Kingdom Hotels, (v) the Investors agreed to certain governance arrangements if the transactions contemplated by the Proposal are completed, (vi) the Investors agreed to share certain expenses incurred in connection with the Proposal and (vii) the Investors agreed to not pursue an acquisition of the Issuer, other than pursuant to the Funding and Cooperation Agreement, during the term of the Funding and Cooperation Agreement and for a period of 12 months thereafter. The Funding and Cooperation Agreement is terminable on the earliest of December 31, 2006 (unless an acquisition agreement is executed and delivered on or before such date), termination of the acquisition agreement, completion of the transactions contemplated by the Proposal and notice by either Kingdom Hotels or Cascade before execution and delivery of the acquisition agreement. The description of the terms of the Funding and Cooperation Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Funding and Cooperation Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

By letter dated November 3, 2006, the Investors submitted to the Issuer a proposal (the “Proposal Letter”) to acquire all outstanding Limited Voting Shares of the Issuer for a cash purchase price of $82.00 per share (other than shares owned by Kingdom Investments and Cascade). Under the terms of the Proposal Letter, the acquisition would be implemented through a shareholder approved corporate transaction. Under the Proposal, Mr. Sharp would continue to direct all aspects of the day-to-day operations and strategic direction of the Issuer as Chairman of the Board and Chief Executive Officer. Each of Kingdom Investments, Triples and Cascade would reinvest their existing equity in the Issuer, representing a total rollover of approximately $970 million based on the proposed transaction price. In addition to this equity rollover, the transaction would be financed through a combination of (i) $750 million new debt financing, which would be used in part to repay the existing convertible debt of the Issuer and (ii) approximately $1.87 billion of equity (after taking into account available cash of the Issuer) that would be provided by Kingdom Hotels and Cascade (either directly or through affiliated entities). It is currently anticipated that Kingdom Hotels will contribute approximately $0.66 billion in cash. The Proposal Letter is non-binding and the transaction would be subject to customary conditions, including shareholder approval, and filings under Canadian, U.S. and other competition and other laws. The description of the terms of the Proposal Letter contained herein is a summary only and is qualified in its entirety by the terms of the Proposal Letter, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

The Proposal could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the Toronto Stock Exchange and New York Stock Exchange, and the causing of a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. One or more of the Reporting Persons are expected to take actions in furtherance of the Proposal or any amendment thereof.

The Reporting Persons may at any time, or from time to time, acquire additional Limited Voting Shares or dispose of their Limited Voting Shares; pursue, or choose not to pursue, the Proposal; change the terms of the Proposal Letter, including the price, conditions, or scope of the transaction; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

Item 5.	Interest in Securities of the Issuer

As of the date of this Schedule 13D, Kingdom Investments owned 7,389,182 Limited Voting Shares which represents, based upon 33,068,378 outstanding Limited Voting Shares, approximately 22% of the outstanding Limited Voting Shares. 1/

HRH, through his ability as sole director of Kingdom Hotels, directly or indirectly, to appoint a majority of the directors of Kingdom Investments, has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of the 7,389,182 Limited Voting Shares of the Issuer, and as a result is deemed, for U.S. securities law purposes, to be the beneficial owner of such securities. HRH also may be deemed the beneficial owner, for U.S. securities law purposes, of an additional 179,322 Limited Voting Shares, in which he shares voting and dispositive powers. However, such 179,322 shares are not subject to the terms of the Funding and Cooperation Agreement or the Proposal Letter.

_________________________

1 Based on 33,068,378 Limited Voting Shares outstanding as reported in the Issuer’s Form 6-K for the quarter ended June 30, 2006.

Mr. Sharp has advised the Reporting Persons that Triples is the beneficial owner of 3,725,698 Variable Multiple Voting Shares of the Issuer, which represents 100% of the outstanding Variable Multiple Voting Shares.

Cascade has advised the Reporting Persons that Cascade is the beneficial owner in the aggregate of 715,850 Limited Voting Shares, which represents approximately 2% of the outstanding Limited Voting Shares.

Each Limited Voting Share entitles the holder to one vote. Each Variable Multiple Voting Share currently entitles the holder to that number of votes that results in the aggregate votes attaching to the Variable Multiple Voting Shares, representing approximately 64.55% of the votes attaching to the Variable Multiple Voting Shares and the Limited Voting Shares, in the aggregate.

Accordingly, in the aggregate, the Reporting Persons, Mr. Sharp, Triples and Cascade beneficially own (i) 8,284,354 Limited Voting Shares, which represents approximately 25% of the outstanding Limited Voting Shares and (ii) 3,725,698 Variable Multiple Voting Shares. The aggregate voting power of the Limited Voting Shares and Variable Multiple Voting Shares beneficially owned by the Reporting Persons, Mr. Sharp and Cascade is approximately 73% of the combined voting power of the Limited Voting Shares and Variable Multiple Voting Shares.

Each Reporting Person hereby disclaims beneficial ownership of any securities of the Issuer that may be, or are beneficially owned by, Mr. Sharp, Triples or Cascade.

The Reporting Persons have not effected any transactions in the securities of the Issuer during the past 60 days.

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than as described in this Item 6 and in Items 4 and 5 above, and in the documents incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or less, or the giving or withholding of proxies.

1994 Shareholders Agreement

On September 26, 1994, HRH, Kingdom Investments, Mr. Sharp and Triples entered into a Shareholders Agreement. The Shareholders Agreement provides that Triples and Mr. Sharp will use their best efforts to support the election of two nominees of Kingdom Investments to the board of directors of the Issuer and to cause each committee of such board to include at least one director nominated by Kingdom Investments. In addition, Triples and Mr. Sharp have agreed to use their voting power to ensure that the Issuer’s shareholders do not approve any of the following actions unless they have been approved previously by Kingdom Investments: (i) any decision to wind up, dissolve or liquidate the Issuer’s business; (ii) any plan of arrangement of the Issuer; (iii) the sale of all or substantially all of the assets of the Issuer; (iv) any change in the auditors of the Issuer; (v) a merger or amalgamation of the Issuer; and (vi) any change in the charter or the bylaws of the Issuer.

The Shareholders Agreement also prohibits (subject to limited exceptions) Triples, Mr. Sharp and permitted Sharp transferees (as such term is defined in the Shareholders Agreement) from selling or transferring any securities of the Issuer without first offering those securities to Kingdom Investments. In the event that Triples, Mr. Sharp or a permitted Sharp transferee offers to sell more than 50% of their Variable Multiple Voting Shares and Kingdom Investments exercises its right to purchase such shares, Kingdom

Investments may, concurrently therewith, offer to acquire the remaining Variable Multiple Voting Shares and make a tender offer for all issued and outstanding Limited Voting Shares. If Triples, Mr. Sharp or a permitted Sharp transferee makes an offer to sell their securities of the Issuer to a third party, Kingdom Investments has the right, at its sole option, to require that a proportionate amount of its Issuer’s securities be included in such third party offer.

The Shareholders Agreement is terminable upon (i) the agreement in writing of all parties, (ii) HRH, Kingdom Investments or their permitted assignees ceasing to own at least 10% of the issued and outstanding Limited Voting Shares (except as a result of the issuance of additional Limited Voting Shares by the Issuer) or (iii) Triples and permitted Sharp transferees ceasing to own securities with more than 50% of the voting rights of all voting securities of the Issuer.

The description of the terms of the Shareholders Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Shareholders Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Confidentiality Agreement

On November 4, 2006, Kingdom Hotels entered into a letter agreement (the “Confidentiality Letter Agreement”) pursuant to which Kingdom Hotels agreed to certain confidentiality and related undertakings with respect to confidential information provided by the Issuer to Kingdom Hotels. A copy of such letter agreement is filed as Exhibit 99.4 to this Schedule 13D and is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit Number
99.1	Funding and Cooperation Agreement, dated November 3, 2006, by and among Kingdom Hotels International, Isadore Sharp, Triples Holdings Limited and Cascade Investment, L.L.C.
99.2	Letter, dated November 3, 2006, to Four Seasons Hotels Inc. from Kingdom Hotels International, Isadore Sharp, Triples Holdings Limited and Cascade Investment, L.L.C.
99.3

Shareholders Agreement, dated September 26, 1994, by and among HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, Kingdom Investments, Inc., Isadore Sharp and Triples Holdings Limited, as amended by Amendment No.1 in 1997.

99.4	Confidentiality Agreement, dated November 4, 2006, between Kingdom Hotels International and the Four Seasons Hotels Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud_
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

KINGDOM INVESTMENTS, INC.

By: /s/ Charles S. Henry
Name: Charles S. Henry
Title: President

Dated:	November 6, 2006